Exhibit 99.1

China Gerui Advanced Materials Group Limited Announces Preliminary Unaudited First Quarter 2014 Revenue and Reiterates 2014 Revenue Guidance

ZHENGZHOU, China, May, 07, 2014 /PRNewswire-FirstCall/ -- China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"), a leading high- precision, cold-rolled steel producer in China, today announced preliminary unaudited first quarter 2014 revenues of approximately $26 million and reiterated 2014 revenue guidance of $175 - $180 million.

“Despite challenging macroeconomic headwinds affecting China’s steel industry and tightened credit policies, we are reiterating China Gerui’s $175 - $180 million revenue guidance for fiscal year 2014. Our financial guidance reflects a seasonally slow first quarter due to various national holidays but also includes our expectations for sequential improvement in the second through fourth quarters,” commented Mr. Mingwang Lu, Chairman and Chief Executive Officer of China Gerui. “We are closely monitoring current market conditions and we believe we have realistic strategies and competitive advantages to capture additional market share, regain profitability and improve shareholder value.”

China’s steel industry has undergone the worst quarter since 2000, according to the China Iron and Steel Association (CISA).  Its top steelmakers recorded a combined loss of $379 million in the first quarter, with over 45 percent of Chinese steel companies suffering losses, 15 percent higher than the first quarter of 2013.

In the face of hampered macroeconomic conditions due to oversupply and extreme price volatility, China Gerui is leveraging its high-end niche, cold-rolled specialty processing capabilities to look ahead to new product introductions and new markets to weather through this cycle and create a path for progressive improvement in operational performance for the duration of 2014.

China Gerui’s laminated production line began commercial production in the second quarter of 2014 as planned, enabling the Company to provide its customers within the food and beverage packaging and home decoration industries with innovative, environmentally friendly material solutions through the more comprehensive portfolio of high-value, specialty steel niche products. As the new laminated products roll out, the Company believes it will regain limited pricing power to avoid selling at a loss to retain market share as it had in Q4 2013. The Company expects to compete in the higher growth steel market, provide better solutions for customers, and further obtain larger market share.

While the credit situation continues to tighten and local Chinese banks stop granting new facilities or reduce existing loan facilities to small and medium enterprises in industries with excess capacity such as steel, cement, flat glass, aluminum and shipbuilding, China Gerui is tightening its internal fiscal policy to undertake cash investments and corporate actions that will only generate near-term positive returns on investment.

“We are focused on our near-term growth opportunities with new products and new markets and believe this near-term strategy will enable us to regain profitability as a leading premium steel processor,” said Mr. Mingwang Lu, Chairman and Chief Executive Officer of the Company commented.  “We remain cautiously optimistic about opportunities to continue to grow the business in 2014 and are committed to take any appropriate actions to further bolster near-term shareholder value.”

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.
All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2013and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the SEC, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Company Contact:	Investor Relations Contacts:
Email: investors@geruigroup.com	Vivian Chen	Kevin Theiss
Website: www.geruigroup.com	Managing Director	Account Director
	Grayling	Grayling
	Phone: 646-284-9427	Phone: 646-284-9409
	Email: vivian.chen@grayling.com	Email: kevin.theiss@grayling.com